ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-187795

OCTOBER 7, 2015

PRICING TERM SHEET

TARGA RESOURCES PARTNERS LP

9.00% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per unit)

Issuer	Targa Resources Partners LP

Trade Date	October 7, 2015.

Settlement Date	October 15, 2015 (T + 5).

Title of Securities	Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “units”).

Number of Units	4,400,000 units.

Number of Option Units	660,000 units.

Public Offering Price	$25.00 per unit; $110,000,000 total (assuming no exercise of the option to purchase additional units).

Underwriting Discounts	$0.7875 per unit; $3,465,000 total (assuming no exercise of the option to purchase additional units).

Net Proceeds	$106.0 million (assuming no exercise of the option to purchase additional units and after deducting underwriting discounts and commissions and estimated offering expenses).

Maturity Date	Perpetual (unless redeemed in the event of a Change of Control or on or after November 1, 2020).

Liquidation Preference	$25.00 plus accumulated and unpaid dividends.

Distribution Payment Dates	Monthly on the 15th day of each month, commencing on November 15, 2015.

Distribution Rate	The initial distribution rate for the units from and including the date of original issue to, but not including November 1, 2020 will be 9.00% per annum of the $25.00 liquidation preference per unit (equal to $2.25 per unit per annum). On and after November 1, 2020, distributions on the Series A Preferred Units will accrue at an annual floating rate equal to the one-month LIBOR plus a spread of 7.71%. The initial distribution on the units for the period from October 15, 2015 through October 31, 2015 will be paid on November 15, 2015 in an amount equal to $0.10 per unit.

Optional Redemption	On or after November 1, 2020, the issuer may, at its option, redeem the units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

Change of Control Conversion Right Unit Cap	1.54607

CUSIP/ISIN	87611X204 / US87611X2045

Joint Book-Running Managers	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers	RBC Capital Markets, LLC FBR Capital Markets & Co.

Listing	The Issuer intends to file an application to list the units on the New York Stock Exchange (“NYSE”) under the symbol “NGLS PRA”. If the application is approved, trading of the units on the NYSE is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: Morgan Stanley & Co. LLC at 1-888-827-7275, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, UBS Securities LLC at 1-888-827-7275 and Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.